Filed Pursuant to Rule 433
Alon USA Energy, Inc.
6,000,000 Shares
8.50% Series A Convertible Preferred Stock
(Liquidation Preference $10 per Share)
Pricing term sheet dated October 26, 2010
to Preliminary Prospectus dated October 21, 2010
(the “Preliminary Prospectus”)
     The following information supplements the Preliminary Prospectus, filed pursuant to Rule 424, Registration No. 333-169583.

Issuer:	Alon USA Energy, Inc. (“Alon”).

Title of securities:	8.50% Series A Convertible Preferred Stock (the “Convertible Preferred Stock”).

Shares offered:	Up to 6,000,000 shares of Convertible Preferred Stock.

Public offering price:	$10.00 per share.

Proceeds, before expenses, to Alon:	An amount equal to $10.00 multiplied by the number of shares of Convertible Preferred Stock sold, up to a maximum of $60,000,000.

Estimated offering expenses:	$600,000.

Annual dividend rate:	Holders of shares of Convertible Preferred Stock will be entitled to receive, when, as and if declared by the board of directors out of funds legally available for such purpose, cumulative dividends at an annual rate of 8.50% of the liquidation preference thereof of $10.00 per share of Convertible Preferred Stock (equivalent to $0.85 per annum).

Dividend payment dates:	Dividends on the Convertible Preferred Stock will be payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year (each, a “Dividend Payment Date”), commencing on December 31, 2010. Such dividends will be payable, at Alon’s election, in cash, shares of Alon’s common stock, par value $0.01 per share (the “Common Stock”) or a combination of cash and shares of Common Stock.

Dividend record dates:	Dividends will be payable to holders of record as they appear on Alon’s stock register on the March 20, June 20, September 20 and December 20 immediately preceding each Dividend Payment Date.

Closing Company Common Stock Price:	$5.74, as of October 26, 2010.

Conversion rights:	At the option of the holder, each share of Convertible Preferred Stock will be convertible into 1.4837 shares of Common Stock, which is equivalent to a conversion price of approximately $6.74 per share (which represents a 17.5% conversion premium over the closing price of the Company’s common stock on October 26, 2010), subject to adjustment upon the occurrence of certain events.

Mandatory Conversion:	From and after October 28, 2013, if the Daily VWAP of the Common Stock equals or exceeds 130% of the then-prevailing conversion price for at least 20 trading days in a period of 30 consecutive trading days, Alon may, at its option, require that each then outstanding share of Convertible Preferred Stock be automatically converted into a number of shares of Common Stock equal to the then applicable conversion rate. In addition to issuing the necessary number of whole shares of Common Stock in connection with the mandatory conversion, Alon will pay cash in lieu of any fractional share to which a holder would otherwise be entitled. In addition, in connection with such mandatory conversion, holders will receive a payment in an amount equal to all declared and unpaid dividends on the converted shares of Convertible Preferred Stock to the mandatory conversion date (which may, at Alon’s election, be paid in the form of cash, shares of Common Stock or a combination of cash and shares of Common Stock).

Optional Redemption:	Alon may not redeem the Convertible Preferred Stock before October 28, 2017. On and after October 28, 2017, Alon may, at its option, upon not less than 30 and not more than 60 calendar days’ notice to holders of the Convertible Preferred Stock, redeem, all or any portion of the shares of Convertible Preferred Stock then outstanding, at once or over time, for cash in an amount per share of Convertible Preferred Stock equal to the liquidation preference thereof, plus all accumulated and unpaid dividends thereon, if any, whether or not declared, to, but not including, the redemption date (such dividends may, at Alon’s election, be paid in the form of cash, shares of common stock or a combination of cash and shares of common stock).

Conversion Rate Upon Conversion In Connection With a Make-Whole Fundamental Change:	Upon the occurrence of a Fundamental Change, holders of Convertible Preferred Stock electing to convert their Convertible Preferred Stock into Common Stock beginning at the opening of business on the trading day immediately following the effective date of such fundamental change and ending at the close of business on the 30th trading day thereafter will receive the number of shares of Common Stock equal to the greater of (i) (A) a number of shares of Common Stock equal to the then applicable conversion rate, and (B) the Make-Whole Premium, if any, and (ii) a number of shares of Common Stock equal to the liquidation preference of $10 per share of convertible preferred stock divided by the greater of (1) the Market Value as of the effective date and (2) $2.30. In addition, upon conversion of the shares of Convertible Preferred Stock, the holder thereof would receive a sum equal to all declared and unpaid dividends on the holder’s shares of Convertible Preferred Stock to the date of conversion (which may, at Alon’s election, be paid in the form of cash, shares of Common Stock or a combination of cash and shares of Common Stock).

Determination of the Make-Whole Premium:	If a holder elects to convert his shares of Convertible Preferred Stock upon the occurrence of a Fundamental Change that occurs prior to October 28, 2013, in certain circumstances, the holder will be entitled to receive, in addition to a number of shares of Common Stock equal to the then applicable Conversion Rate, an additional number of shares of Common Stock (the “Additional Shares” or the “Make-Whole Premium”) upon conversion as described below. The number of additional shares will be determined by reference to the table below, based on the date on which the Fundamental Change becomes effective (the “effective date”) and the stock price. If holders of Common Stock receive only cash in the transaction constituting a Fundamental Change, the stock price shall be the cash amount paid per share. Otherwise, the stock price shall be the average of the Daily VWAP of the Common Stock on the five Trading Days prior to but not including the effective date of the transaction constituting a Fundamental Change.

	Stock Price
Effective
Date	$5.70	$6.00	$7.00	$8.00	$9.00	$10.00	$12.50	$15.00	$17.50	$20.00	$25.00	$30.00	$35.00	$40.00

11/1/2010	0.2612	0.2612	0.2108	0.1717	0.1438	0.1231	0.0894	0.0692	0.0556	0.0457	0.0322	0.0234	0.0173	0.0128
11/1/2011	0.2600	0.2368	0.1782	0.1396	0.1133	0.0949	0.0672	0.0518	0.0417	0.0344	0.0245	0.0180	0.0133	0.0099
11/1/2012	0.2253	0.1992	0.1340	0.0937	0.0692	0.0543	0.0361	0.0277	0.0225	0.0187	0.0135	0.0100	0.0075	0.0057
11/1/2013	0.2070	0.1768	0.0932	0.0330	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
The stock prices set forth in the column headings of the table above will be adjusted as of any date on which the Conversion Rate is otherwise adjusted. The adjusted stock prices will equal the stock prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the Conversion Rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the Conversion Rate as so adjusted. The number of Additional Shares will be adjusted in the same manner and at the same time as the Conversion Rate.
The exact stock price and effective date may not be set forth on the table, in which case:
•	if the stock price is between two stock prices on the table or the effective date is between two effective dates on the table, the Make-Whole Premium will be determined by straight-line interpolation between Make-Whole Premium amounts set forth for the higher and lower stock prices and the two effective dates, as applicable, based on a 365-day year;

•	if the stock price is in excess of $40.00 per share (subject to adjustment in the same manner as the stock price) no Make-Whole Premium will be paid; and

•	if the stock price is less than or equal to $5.70 per share (subject to adjustment in the same manner as the stock price), no Make-Whole Premium will be paid.
Alon’s obligation to pay the Make-Whole Premium could be considered a penalty, in which case the enforceability thereof would be subject to general equitable principles of reasonableness of economic remedies.

Common Stock Outstanding Upon Full Conversion of Convertible Preferred Shares:	Based upon the initial conversion rate and assuming 54,181,329 shares of Alon’s common stock were outstanding immediately prior to completion of this offering, 8,902,200 shares of common stock would be issuable upon conversion of the 6,000,000 shares of Convertible Preferred Stock offered, and Alon would have 63,083,529 shares of common stock outstanding, assuming the full conversion of the 6,000,000 shares of Convertible Preferred Stock offered, immediately after completion of this offering.

Settlement Date:	October 28, 2010.

CUSIP Number:	020520 201.
     The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov or from Alon USA Energy, Inc, Attention: Corporate Secretary, 7616 LBJ Freeway, Suite 300, Dallas, Texas 75251 (telephone: 972-367-3600).
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